Exhibit 23.2
Consent of Independent Auditor
The Board of Directors
Azure Midstream Holdings LLC:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-203451) and on Form S-8 (No. 333-190300) of Azure Midstream Partners, LP of our report dated October 5, 2015, with respect to the balance sheets of the Azure ETG System as of December 31, 2014 and 2013, and the related statements of operations, parent company net investment and cash flows for the year ended December 31, 2014, and the period from November 15, 2013 to December 31, 2013, which report appears in the Current Report on Form 8‑K/A of Azure Midstream Partners, LP dated October 5, 2015.
/s/ KPMG LLP
Dallas, Texas
October 5, 2015